Exhibit 3.1

AMENDMENT NO. 1

TO THE AMENDED AND RESTATED BYLAWS OF DAEGIS INC.

THIS AMENDMENT NO. 1 TO THE AMENDED AND RESTATED BYLAWS OF DAEGIS INC. (this “Amendment”) is made and entered into as of October 8, 2015, by the Board of Directors (the “Board”) of Daegis Inc., a Delaware corporation (the “Company”) for purposes of amending the Amended and Restated Bylaws of Daegis Inc. adopted by the Board on July 6, 2011 (the “Bylaws”).

WHEREAS, the Board desires to amend the Bylaws as set forth herein.

NOW, THEREFORE, pursuant to the authority granted the Board by Section 50 of the Bylaws and Article V of the Restated Certificate of Incorporation of the Company, dated April 16, 1996, as amended (“the Certificate of Incorporation”), the Bylaws are hereby amended as follows:

1. A new Article VIII is added to the Bylaws to read in its entirety as follows:

“ARTICLE VIII

EXCLUSIVE FORUM

54. Exclusive Forum

(a) Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of Delaware or the corporation’s certificate of incorporation or bylaws (as either may be amended from time to time) or as to which the General Corporation Law of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, any state court located within the State of Delaware or the federal district court for the District of Delaware), in all cases subject to such court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 54.

(b) If any action the subject matter of which is within the scope of paragraph (a) above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce paragraph (a) above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.”

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify as follows:

I am the duly elected and acting Secretary of Daegis Inc., a Delaware corporation (the “Company”); and

The foregoing Amendment No. 1 to the Amended and Restated Bylaws was duly adopted by the Board of Directors of the Company on October 8, 2015.

IN WITNESS WHEREOF, this Certificate of Secretary is executed effective as of the 8th day of October, 2015.

/s/ Susan K. Conner
Susan Conner, Corporate Secretary